July 8, 2015

VIA EDGAR CORRESPONDENCE

Ms. Marianne Dobelbower
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:    Global X Funds (“Trust”) File Nos. 333-151713, 811-22209
Post-Effective Amendment No. 256

Dear Ms. Dobelbower,

We are writing in response to oral comments provided to Daphne Chisolm to Post-Effective Amendment No. 221 to the the registration statement (the "Registration Statement") filed by the Trust on Form N-1A under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). On behalf of the Trust, we have set out below the SEC staff's comment on the Registration Statement, along with the Trust's responses to those comments.

Prospectus

Investment Objective

1.     Comment: Please explain the meaning of "SuperDividend."
Response: SuperDividend is the Adviser's trademarked brand that refers to high dividend yielding securities.

2.    Comment: Please revise the disclosure to state that the Fund's investment objective is to "track" an index.
Response: We have revised the disclosure consistent with this comment.

Fees and Expenses - Annual Operating Expenses

3.    Comment: Please include the fees in the fee table and complete the example.
Response: We have revised the disclosure consistent with this comment.

Principal Investment Strategies

4.     Comment: Please provide more specific disclosure on methodology of the Underlying Index.
Response: We have revised the disclosure consistent with this comment.

5.	Comment: Please disclose sectors of concentation.
Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

6.     Comment: Please consider adding Authorized Participants Concentration Risk disclosure.
Response: The Fund has not included Authorized Participants Concentration Risk disclosure.

7.	Comment: Please consider revising BDC Risk disclosure.
Response: We have revised the disclosure consistent with this comment.

8.	Comment: Please consider adding clarifying disclosure regarding Market Trading Risk.
Response: We have revised the disclosure consistent with this comment.

9.	Comment: Please consider adding additional disclosure regarding Risks Related to Investing in Leveraged Portfolios and Risk Related to Investing in Listed Private Equity Companies.
Response: We believe that the current disclosure is consistent with Form N-1A requirements.

Additional Information About the Fund's Strategies and Risk

10.     Comment: Please confirm whether or not leverage or derivatives is a principal investment strategy.
Response: Leverage or derivatives is not a principal investment strategy.

11.     Comment: Please confirm whether Commodity Exposure Risk is a principal investment risk.
Response: The Adviser believes that Commodity Exposure Risk is not a principal investment strategy.

12.     Comment: Please consider adding clarifying language regarding the Fund's exposure to foreign markets.
Response: We believe that the current disclosure is consistent with Form N-1A requirements.

Taxes

13.	Comment: Please insert the words "until Funds are withdrawn from the tax qualified plan" in the paragraph entitled IRAs and Other Tax-Qualified Plans.
Response: We have revised the Prospectus consistent with this comment.

Information Regarding the Underlying Index and Index Provider

14.    Comment: Please update disclosure to make consistent with disclosure in the front of Prospectus.
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

15.    Comment: Please confirm that the Fund will not have a principal investment strategy of leverage.
Response: Confirmed.

The Trust acknowledges that:

•It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or nay person under the federal securities laws of the United States.

The Trust has included disclosures in accordance with the foregoing response in a post-effective amendment to the Trust's registration statement, which the Trust filed via EDGRA today. Please fell free to contact me at (704) 80602387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Chisolm

Daphne Chisolm